U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C..20549
           FORM 12b-25 NOTIFICATION OF LATE FILING
           ---------------------------------------
                                 Commission File No. 1-10669
(Check One):
[X] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  December 31, 1998

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: --------------------

   Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Items 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 14.

                           PART I
                   REGISTRANT INFORMATION

Full Name of Registrant    XCL Ltd.
                          -----------------

Former name if applicable   -------------------------------

Address of principal executive office (Street and number)
110 Rue Jean Lafitte, 2nd Floor
--------------------------------

City, state and zip code  Lafayette, Louisiana 70508
                          ---------------------------

                           PART II
                   RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a)   The reasons described in reasonable
               detail in Part III of this form could
               not be eliminated without unreasonable
               effort or expense;
         (b)   The subject annual report, semi-annual
               report, transition report on Form 10-K, 10-
               KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th
         [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)   The accountant's statement or other exhibit
               required by the Rule 12b-25(c)has been
               attached if applicable.

                          PART III

                          NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q,10-QSB, N-SAR or the
     transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company's independent petroleum engineers require additional time to incorporate revised geological interpretations based upon recently completed analysis of the 3-D seismic surveys on the Zhao Dong Block. As a consequence of the delay in providing the reserve report, the Company's auditors have been unable to complete their audit.

                           PART V
                      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Benjamin B. Blanchet                      318-237-0325
     ---------------------------------------------------
          (Name)      (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).

               [X] Yes [] No

(3)  Is it anticipated that any significant change in
     results of operations from the corresponding period for
     the last fiscal year will be reflected by the earnings
     statements to be included in the subject report or
     portion thereof?    [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     The Company believes that the substantial decline in oil prices during 1998 will effect the Company's Standardized Measure of Discounted Net Cash Flows Related to Proved Oil and Gas Reserves as of December 31, 1998. The Company is unable to determine the effect of the oil price decline until it has received the reserve report.

                          XCL Ltd.
        --------------------------------------------
        (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1999   By:   /s/ Benjamin B. Blanchet
                           ----------------------------
                              Benjamin B. Blanchet
                              Executive Vice President

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                          ATTENTION
  Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (see 18 U.S. C. 1001).

                    GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 of the General Rules and Regulations under the Securities
     Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.